October 25, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Vincera, Inc.

Registration Statement on Form 10-SB

File No. 0-51522

Response to Staff Comment Letter dated October 12, 2005

Dear Mr. Reynolds:

We have received the comment letter regarding our registration statement. Set forth below are our responses, which are numbered to correspond to the comments.  We have also filed a pre-effective Amendment No. 1 to our registration statement (the "Amendment") to incorporate the comments and our responses.

General

1.

We have revised the Form 10-SB to reflect the comments raised in your comment letter of May 27, 2005 related to the withdrawn Form SB-2.  Specifically, we advise the Staff as follows with respect to the comments contained in the May 27 comment letter that remain relevant to the Form 10-SB:

Comment 1.  There will not be any additional 5% shareholders as a result of the conversion of our preferred stock.

Comment 2.  Not applicable as there is no longer a Prospectus Cover Page.

Comment 3.  Not applicable as there is no longer a Prospectus Summary section.  We also note that the Gartner Group research report was not available to the public for a nominal fee, so we had deleted the references to the report in the prior amendment to the Form SB-2.

Comment 4.  We have made further substantial revisions to the risk factors section to address the Staff’s comments.  After these revisions, we believe that these risk factors are not generic, duplicative or immaterial.  In this regard, we deleted the 15th, 17th and 24th risk factors from the prior amendment to the Form SB-2.  In addition, we have substantially revised the 16th and 19th risk factors that were included in the Form SB-2 to remove any generic statements and to ensure that these risk factors are not merely generic

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2005

2

but apply specifically to our business, and to delete any immaterial or repetitive information.  We also deleted all risk factors that were specific to the prior offering contemplated by the Form SB-2.  We believe we have substantially complied with the Staff's requests in its prior comment letter.

Comment 5.  We revised our disclosure in Management's Discussion and Analysis -- Liquidity and Capital Resources to re-include the explanation for the net changes in cash from operating, investing and financing activities for the year ended December 31, 2004.

Comment 6.  Not applicable as there is no longer a Plan of Distribution section.

Comment 7.  Not applicable as there is no longer a Plan of Distribution section.

Comment 8.  Not applicable as there is no longer a Plan of Distribution section.

Comment 9.  We have modified our balance sheet and the disclosures in Note 8 to the financial statements to reclassify the preferred stock in the equity section as requested by the Staff.

Description of Business, Page 1

2.

We have included our internet address.

3.

We have expanded our disclosure on pages 1, 2, 3, 6, 8, and 24 to address the Staff's comment.

4.

We have addressed the Staff's comment on page 6.

5.

We have revised our disclosure on page 5 to delete the statement that the Staff believes to be promotional in nature.

6.

We have deleted the statement on page 5.

7.

We have revised the Form 10-SB on pages 10, 26 and 52, Note 4 on page F-11 and Note 4 on page F-31 to disclose the impact of the loss of the Bit-Arts technology after December 31, 2005.

Risk Factors, Page 11

8.

We have complied with the Staff's request.

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2005

3

Management’s Discussion and Analysis or Plan of Operations

Results of Operations

Comparisons of the Six Months Ended June 30, 2005 and 2004, page 28

9.

We have revised our disclosure on page 31 to address the Staff's comment.

Liquidity and Capital Resources, page 32

10.

We have revised our disclosure on page 35 to address the Staff's comments.  We have updated MD&A and the footnotes to the financial statements to include the status of the negotiations with the note holders.  We have not had any formal collection efforts made by these note holders with respect to the collateral.  We note that the collateral consisted solely of the funds to be deposited into the escrow account set up in connection with the proposed offering, which was withdrawn, such that there is not any collateral under these notes.   We also note that none of the debt is held by related parties, such that there will not be any debt forgiveness by any related parties.

11.

We have revised our disclosure on pages 36 (under the caption Liquidity and Capital Resources) and F-19 and F-40 to discuss our arrangements with the investment banking firm and the intended proceeds from the private placement.  We have also added the engagement letter between our company and the investment banking firm as Exhibit No. 10.40 to Amendment No. 1 to the Form 10-SB.

Security Ownership

12.

We have revised our disclosure on page 37 to clarify that the beneficial ownership table includes information related to the conversion of our preferred stock only for the one person listed on the table who owns shares of preferred stock.

Closing Comments

Vincera provides the following statement acknowledging that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•

the Staff’s comments or changes to disclosures in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Securities and Exchange Commission

October 25, 2005

4

We would welcome the opportunity to discuss any remaining issues with you.  Please contact me at (512) 689-9984 or our counsel, David Wood, at (214) 505-9664, if you have questions or comments regarding the foregoing or the enclosed Amendment No. 1.

Very truly yours,

/s/ David R. Malmstedt

David R. Malmstedt

President and Chief Executive Officer

cc:

Mr. Jay Ingram, Securities and Exchange Commission

Ms. Babette Cooper, Securities and Exchange Commission

Mr. Carmelo M. Gordian, Esq.

Mr. David Wood, Esq.